Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Gold Kist Inc.:

We consent to the use of our reports dated August 26, 2004, with respect to the consolidated balance sheets of Gold Kist Inc. as of June 28, 2003 and June 26, 2004, and the related consolidated statements of operations, patrons’ and other equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 26, 2004 and the related financial statement schedule, included in the annual report on Form 10-K filed by the Company and which is attached hereto as Annex B, and to the reference to our firm under the heading “Experts” in the disclosure statement - prospectus supplement.

Atlanta, Georgia

October 5, 2004